Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (972) 605-6033

Michael H. Jordan, Chief Executive Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024

> **Re:** **Electronic Data Systems Corporation**
> **Definitive 14A**
> **Filed March 8, 2007**
> **File No. 001-11779**

Dear Mr. Jordan:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551- 3397.

Sincerely,

Jay E. Ingram
Attorney Advisor